EXHIBIT 99.1



For Immediate Release

DVS Announces Preliminary Results for Second Quarter of 2004

Anticipates Sequential Revenue Growth of 70% for Second Quarter of 2004

PALO ALTO, Calif., July 15, 2004 -- Digital Video Systems, Inc. (Nasdaq: DVID - News), a global leader in DVD technologies, today announced expectations for its second quarter, ended June 30, 2004. Based on preliminary reporting from its foreign subsidiaries, DVS anticipates that revenues for the second quarter will exceed $30 million, an increase of approximately 70% over the $17.5 million reported for the first quarter of 2004.

DVS believes it is making excellent progress in transitioning to a new product mix with higher potential margins. However, the second quarter has been adversely impacted by the legacy aspects of that transition, although to a lesser extent than prior quarters. DVS believes that the net loss for the second quarter of 2004 will be less than the $4.7 million net loss incurred in the first quarter of 2004.

DVS's Korean subsidiary, DVSK, has advised DVS that DVSK's Korean banks have renewed certain of its lines of credit. The lines of credit total $21.5 million as of June 30, 2004. In addition, in June 2004 DVS's China joint venture fully repaid $4.8 million of notes payable that were owed by the joint venture to Chinese banks.

Statements about anticipated results for the quarter ended June 30, 2004 are subject to risks and uncertainties, including possible accounting entries and adjustments that may be made to DVS's financial statements as part of closing the books for the quarter ended June 30, 2004 and the associated quarterly review.

Tom Spanier, Chairman and CEO, stated, "The loss for the second quarter of 2004 reflects that we are still in a period of transition from the older player products to new products with higher margins. Developments in the second quarter give us confidence that we are getting closer to turning the corner. We think that the new products are gaining traction as reflected by the increase in revenues that DVSK expects to report. The substantial increase is due primarily to volume growth of our various read-write products. Sales numbers at the end of the quarter were also boosted moderately by initial shipments of our automotive DVD products to Visteon. As we have said before, we have high hopes for this exciting automotive product line and are proud to be selling it to a world-class customer based in Detroit."

"We believe that we can maintain or exceed our current revenue level as we move into the second half of 2004," Mr. Spanier continued. "More importantly for our profitability, we currently believe that both our gross margins and bottom line will improve in the second half of 2004 as automotive DVD players and read-write products become a greater portion of our revenue mix."

Mr. Spanier concluded, "DVS will release final second-quarter results when the customary review of the financial statements of the Company and its foreign subsidiaries is completed in August 2004."

About Digital Video Systems, Inc.

Established in 1992, DVS is a publicly held company specializing in the development and application of digital video technologies enabling the convergence of data, digital audio, digital video and high-end graphics. DVS is headquartered in Palo Alto, California, with subsidiaries and manufacturing facilities in South Korea and China and a subsidiary in India. Additional information may be obtained at www.dvsystems.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Any statements made in this release that are not historical facts contain forward-looking information that involves risks and uncertainties. These forward-looking statements include, but are not limited to, statements regarding the anticipated revenues and net loss for the second quarter and the second half of 2004, and progress in the markets for DVD car players and read-write products.   Statements about anticipated results for the quarter ending June 30, 2004 are subject to risks and uncertainties, including possible accounting entries and adjustments that may be made to the Company's financial statements as part of the close of the books for June 2004 and the quarterly review.   Important factors that may cause actual results to differ include, but are not limited to, the timely availability of components, the level of demand for our products, sufficiency of working capital, the impact of competitive products and services, the Company's ability to manage growth and acquisitions of technology or businesses, risks attendant to strategic agreements involving other companies, the effect of economic and business conditions, the risks of conducting business in foreign countries and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. Digital Video Systems, Inc. assumes no obligation to update these forward-looking statements, and does not intend to do so.

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For further information please contact Larissa Licea, Digital Video Systems, Inc., +1-650-322-8108 Ext.109; or Sean Collins of CCG, +1-818-789-0100, for Digital Video Systems, Inc.